SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of
Xcel Energy Inc.	CERTIFICATE
OF
File No. 70-10275	NOTIFICATION
(Public Utility Holding Company Act of 1935)

        This Certificate of Notification is filed by Xcel Energy Inc. ("Xcel Energy"), a Minnesota corporation, pursuant to Rule 24. Such filing is made pursuant to Xcel Energy's Form U-1 Application- Declaration in File No. 70-10275 and the order of the Commission dated September 20, 2005 (HCAR No. 27985) (the "2005 Order"). The 2005 Order directed that Xcel Energy file with the Commission certificates pursuant to Rule 24 on a quarterly basis within 60 days from the end of the first three quarters and within 90 days from the end of the last calendar quarter. This certificate reports transactions from July 1, 2005 through September 30, 2005 (the "Third Quarter").

1.)
Sales of Common Stock or Equity-linked Securities by Xcel Energy during the quarter, including the purchase price per share and the market price per share at the date of the agreement of sale, as well as the aggregate amount issued by Xcel Energy during the Authorization Period of each type of securities.
None.

2.)
The total number of shares of Xcel Energy common stock issued during the quarter under any of Xcel Energy's Plans, including (i) Xcel Energy's direct stock purchase and dividend reinvestment plan, (ii) Xcel Energy's executive compensation plan, (iii) any other employee and/or director benefit plan and (iv) any similar plans hereinafter adopted, including information to identify if such shares were issued pursuant to the authorization in this proceeding or otherwise; and the total number of shares issued or issuable under options granted during the Authorization Period pursuant to authorization granted in this proceeding.
Xcel Energy issued a total of 515,834* shares during the Third Quarter. The shares were issued as follows: 368,101 shares under the dividend reinvestment plan, 62,136 shares under the long-term incentive award plan, and 85,597 under the optional cash plan.

*
Excludes 8,148 shares of Xcel Energy common stock issued upon exercise of NRG options authorized pursuant to HCAR No. 27533 (May 30, 2002).

3.)
In the event Xcel Energy common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer.
None.

4.)
If a guarantee or other form of credit support is issued during the quarter pursuant to the authorization requested in this proceeding, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guarantee.
1.
There were no guarantees issued or renewed during the Third Quarter.

2.
Xcel Energy guaranteed an additional $831,900 of surety bonds in the Third Quarter. The guarantees of the surety bonds were exempt under Rule 45.

5.)
The amount and terms of any indebtedness issued by Xcel Energy during the quarter, and a chart showing the total amount of Long-term Debt and Short-term Debt outstanding for Xcel Energy versus the total amount of Long term Debt and Short-term Debt authorized for Xcel Energy in this proceeding.
  No long-term debt was issued during the quarter.

At September 30, 2005, Xcel Energy had $308 million of outstanding commercial paper at a weighted average interest rate of 3.82 percent.

As of September 30, 2005 Xcel Energy Inc. had $0 borrowings outstanding under its $600 million five-year revolving credit facility.

	Short-Term Debt*	Long-Term Debt*
	(in thousands)
Amount Authorized in 2005 Order	$1,000,000	$1,800,000
Amount Issued at the end of the Third Quarter	$308,000	$0

Amount available	$692,000	$1,000,000

*
The 2005 Order authorizes (i) the issuance of Common Stock, Long-term Debt, Preferred Securities and Equity-Linked Securities, so long as the sum of the aggregate proceeds of Common Stock issued during the Authorization Period and the principal amount or redemption or liquidation value of Long-term Debt, Preferred Securities and Equity-Linked Securities issued and outstanding during the Authorization Period does not exceed $1.8 billion and (ii) the issuance of Short-term Debt, so long as the aggregate principal amount of Short-term Debt outstanding during the Authorization Period shall not exceed $1.0 billion; provided that the sum of the aggregate proceeds of Common Stock issued during the Authorization Period, the principal amount or redemption or liquidation value of Long-term Debt, Preferred Securities and Equity-Linked Securities issued and outstanding during the Authorization Period and the aggregate principal amount of Short-term Debt outstanding during the Authorization Period does not exceed $2.0 billion.

6.)
With respect to each participant in the Utility Money Pool, the maximum borrowings from and loans to the money pool during the quarter, as well as the outstanding balances on the last day of the quarter and the interest rate applied to such borrowings and loans.
PSCo and SPS had borrowings from the Utility Money Pool during the Third Quarter. The highest amount outstanding during the quarter for PSCo was $9,500,000. As of the end of the quarter, PSCo had no borrowings outstanding. The highest amount outstanding during the quarter for SPS was $30,500,000. As of quarter end, SPS's outstanding balance was $13,600,000. Xcel Energy's highest loan amount to the money pool during the quarter was $31,700,000. Xcel Energy had $0 loaned to the money pool at the end of the quarter. NSP-MN's highest loan amount to the money pool during the quarter was $30,500,000. NSP-MN had $13,600,000 loaned to the money pool at the end of the quarter. The interest rate for the money pool was 3.78%.

*
A list of all deposits and withdrawals during the Third Quarter for each company is available to the SEC staff upon request.

7.)
The amount and terms of any financings consummated by any Non-Utility Subsidiary during the quarter which financings are not exempt under Rule 52, showing also, separately, the total amount of non-exempt securities issued by Non-Utility Subsidiaries during the Authorization Period.
None.

8.)
The amount and terms of any financings consummated by any Utility Subsidiary during the quarter pursuant to the exemption provided under Rule 52.

  Utility Subsidiaries Short-term Debt

  On an on-going basis the Utility Subsidiaries borrow and repay short-term debt. As of September 30, 2005, the Utility Subsidiaries listed below had outstanding short-term debt as follows:

Utility Subsidiary	Amount	Avg. Rate
PSCo	$0	—
SPS	$0	—
NSP-MN	$0	—
NSP-WI	$23,800,000	3.78%

  PSCo

  As of September 30, 2005, PSCo had short-term borrowings outstanding from P.S.R. Investments, Inc. of $1,235,000 at an average rate of 3.78%.

  On August 18, 2005, PSCo issued $129.5 million of 4.375 percent pollution control refunding revenue bonds due September 2017. The proceeds were used to repay prior to maturity $79.5 million of outstanding Adams County Pollution Control Refunding Revenue Bonds, 1993 Series A and $50 million of Morgan County Pollution Control Refunding Revenue Bonds, 1993 Series A.

  NSP-MN

  On July 21, 2005, NSP-MN sold $250,000,000 principal amount of 5.25% first mortgage bonds due July 15, 2035. These were sold under the following terms and conditions:

5.25% FMBs due 2035
Initial Public Offering Price	99.806%
Underwriting Discounts	0.875%
Proceeds to NSP-MN	98.931%

  NSP-Minnesota added the net proceeds from the sale of the first mortgage bonds to its general funds and initially used the proceeds for general corporate purposes, which included the repayment of borrowings under its credit agreement incurred in connection with utility construction and operations. NSP-Minnesota intends to apply a portion of those net proceeds to the repayment at maturity of $70,000,000 aggregate principal amount of 6.125 percent first mortgage bonds, series due Dec. 1, 2005; $2,330,000 aggregate principal amount of the Ramsey County, Minnesota and the County of Washington, Minnesota 4.0 percent Resource Recovery Refunding Revenue Bonds, Collateralized Series 1999 secured by a series of first mortgage bonds, due Dec. 1, 2005; and $2,300,000 aggregate principal amount of the County of Anoka, Minnesota 4.4 percent Resource Recovery Refunding Revenue Bonds, Series 1999 secured by a series of first mortgage bonds, due Dec. 1, 2005.

9.)
The amount and terms of any financings consummated by any Non-Utility Subsidiary during the quarter pursuant to the exemption provided under Rule 52.

  1.
  Certain short-term inter-company notes are issued and repaid on an on-going basis. The proceeds are used for general corporate purposes. As of September 30, 2005, the following such inter-company notes were outstanding with an average interest rate of 4.03%:

Lender	Borrower	Amount Outstanding
Xcel Energy	Xcel Energy Services Inc.	$9,500,000
NCE Communications, Inc.	Xcel Energy Communications Group, Inc.	$2,845,000
e prime Energy Marketing, Inc.	Xcel Energy Retail Holdings, Inc. ("Xcel Retail")	$12,000,000
Xcel Retail	Xcel Energy Cadence	$1,070,000
Xcel Retail	The Planergy Group	$18,049,027
XERS Inc.	Xcel Retail	$7,480,000
Reddy Kilowatt	Xcel Retail	$900,000
Xcel Energy Products and Services, Inc.	Xcel Retail	$3,310,000
Xcel Energy Markets Holdings, Inc.	e prime, Inc.	$4,500,000
Xcel Energy	Xcel Energy Markets Holdings, Inc.	$5,210,000
Xcel Energy	Xcel Energy Ventures, Inc.	$38,640,000
Xcel Energy Ventures, Inc.	Eloigne	$37,530,000
Xcel Retail	Xcel Energy Performance Contracting, Inc.	$800,000
Xcel Energy	Clearwater Investments	$700,000
Xcel Energy Communications Group, Inc.	Seren Innovations, Inc.	$4,285,000
Xcel Energy	Xcel Energy Communications Group, Inc.	$3,405,000
Xcel Energy	1480 Welton	$66,000
Xcel Energy	Xcel Energy WYCO	$410,000
Xcel Energy Wholesale	Quixx	$6,385,000
10.)
The notional amount and principal terms of any Hedging Transaction or Anticipatory Hedge entered into during the quarter by Xcel Energy or any Utility Subsidiary and the identity of the parties to such instruments, showing also the outstanding notional amount of Hedging Transactions and Anticipatory Hedges previously reported under this item.
None.

11.)
The name and parent company of any Finance Subsidiary created during the quarter; the amount invested in any Finance Subsidiary during the quarter and the amount and terms of any securities issued by any Finance Subsidiary during the quarter, showing separately the amount of all securities issued by such Finance Subsidiaries during the Authorization Period.
None.

12.)
The name, parent company and amount invested in any new Intermediate Subsidiary during the quarter; as well as the reason for such investment and the assets or securities held by each Intermediate Subsidiary.
None.

13.)
With respect to any Development Activities or Administrative Activities conducted by Xcel Energy or any of its Subsidiaries during the quarter, the nature of such activities, the dollar amount expended, the purpose of the expenditure and the investment; showing separately the aggregate amount of such development costs expended by Xcel Energy and its Subsidiaries during the Authorization Period.
None.

14.)
With respect to any dividends paid by any Non-Utility Subsidiary out of capital or unearned surplus during the quarter, the date and amount of such dividends paid, to whom such dividends are paid and the circumstances that gave rise to the need to make such payment out of capital or unearned surplus.
None.

15.)
With respect to any internal reorganization of any Subsidiaries during the quarter, a description of the nature of such reorganization.
None.

16.)
If any Subsidiaries are Variable Interest Entities ("VIEs") as that term is used in FASB Interpretation 46R, Consolidation of Variable Interest Entities, provide a description of any financing transactions conducted during the reporting period that were used to fund such VIEs.
None.

17.)
If any financial proceeds are used for VIEs, a description of the accounting for such transaction under FASB Interpretation 46R.
None.

18.)
The consolidated balance sheet of Xcel Energy as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company that has engaged in jurisdictional financing transactions during the quarter.
The consolidated balance sheets of Xcel Energy, Public Service Company of Colorado, Southwestern Public Service Company, Northern States Power Company (Minnesota), and Northern States Power Company (Wisconsin), as of September 30, 2005 are incorporated by reference. Such balance sheets were filed with the respective company's Form 10-K for the quarter ended September 30, 2005. The file numbers are as follows:

Xcel Energy	1-3034
Public Service Company of Colorado	001-03280
Southwestern Public Service Company	001-03789
Northern States Power Company (Minnesota)	000-31387
Northern States Power Company (Wisconsin)	001-03140

  The following balance sheets as of September 30, 2005 were filed under confidential treatment pursuant to Rule 104(b):

Exhibit 1	Xcel Energy Services Inc.
Exhibit 2	Xcel Energy Communications Group, Inc.
Exhibit 3	NCE Communications, Inc.
Exhibit 4	Xcel Energy Retail Holdings, Inc.
Exhibit 5	Xcel Energy Cadence
Exhibit 6	The Planergy Group
Exhibit 7	Xcel Energy Wholesale Group, Inc.
Exhibit 8	Xcel Energy Markets Holdings, Inc.
Exhibit 9	e prime, Inc.
Exhibit 10	Quixx Corporation
Exhibit 11	Xcel Energy Ventures Inc.
Exhibit 12	Reddy Kilowatt
Exhibit 13	Xcel Energy Products and Services, Inc.
Exhibit 14	P.S.R. Investments, Inc.
Exhibit 15	e prime Energy Marketing, Inc.
Exhibit 16	XERS Inc.
Exhibit 17	Eloigne
Exhibit 18	Xcel Energy Performance Contracting Inc.
Exhibit 19	Clearwater Investments
Exhibit 20	1480 Welton
Exhibit 21	Seren Innovations, Inc.
Exhibit 22	Xcel Energy WYCO Inc.

19.)
A table showing, as of the end of the quarter, the dollar and percentage components of the capital structures of Xcel Energy, on a consolidated basis, and each Utility Subsidiary.

	Dollars	% of capitalization
	(in millions)
Debt (including approximately $308.0 million of short-term debt)	$7,007M	56%
Common stock equity	$5,382M	43%
Preferred equity	$105M	1%

  Xcel Energy's Utility Subsidiaries capitalization ratio* as of September 30, 2005 (in millions and as a percent of capitalization):

	NSP-MN		NSP-W		PSCo		SPS
	$	%	$	%	$	%	$	%
Debt (including short-term debt)	$2,185	50%	$340	44%	$2,207	46%	$839	50%
Common stock equity	$2,181	50%	$427	56%	$2,644	54%	$837	50%

*
Common stock equity includes par value, premium, retained earnings, accumulated other comprehensive income and minority interest.

20.)
A retained earnings analysis of Xcel Energy, on a consolidated basis, and of each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of each quarter.

	Xcel Energy	NSP-Minnesota	NSP-Wisconsin	PSCO	SPS
	(in thousands)
Balance at Dec. 31, 2004	$396,641	$983,940	$275,092	$392,746	$370,430
Net income	400,903	187,251	16,947	158,474	59,826
Dividends to parent		(162,309)	(33,722)	—	(60,822)
Dividends declared:
Preferred stock	(3,180)	—	—	—	—
Common stock	(256,505)	—	—	—	—

Balance at Sept/ 30, 2005	$537,859	$1,008,882	$258,317	$551,220	$369,434
21.)
Future registration statements filed under the 1933 Act with respect to securities that are the subject of the Application will be filed (or incorporated by reference) as exhibits to the next certificate filed pursuant to Rule 24.
Form S-8 file number 333-127218 filed August 5, 2005 by Xcel Energy.
Form S-8 file number 333-127217 filed August 5, 2005 by Xcel Energy.

I, George E. Tyson II, Vice President and Treasurer of Xcel Energy Inc., certify that transactions included in this Certificate of Notification have been carried out in accordance with the terms and conditions of and for the purposes represented in the Application-Declaration.

XCEL ENERGY INC.
	By:	/s/George E. Tyson II George E. Tyson II Vice President and Treasurer
Dated: November 28, 2005